UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 14, 2025, Ms. Xiaoqiu Zhang notified Mingteng International Corporation Inc. (the “Company”) of her resignation as an independent director and the chairman of the nominating and corporate governance, effective upon the Board of Directors approving the Company’s acceptance of her resignation notice, which occurred on July 14, 2025.

On July 14, 2025, the Board of Directors approved the appointment of Mr. Jianwei Xu as an independent director, chairman of the nominating and corporate governance, and member of the audit committee and compensation committee of the Company, effective July 14, 2025.

The biographical information of Mr. Jianwei Xu is set forth below:

Mr. Jianwei Xu has over 25 years of experience in the energy, manufacturing, and advanced materials sectors. Since September 2021, Mr. Xu has served as the Managing Director of Anluda Technology (Wuxi) Co., Ltd. In January 2022, he founded Wuxi Tangu Technology Co., Ltd. and currently serves as its Chairman. Since January 2023, he established Wuxi No.6 Element New Material Technology Co., Ltd., where he also serves as Founder and Chairman. From July 2011 to August 2022, Mr. Xu was the Vice General Manager of Wuxi Lihu Corporation Limited (300694), a public company in the industrial sector. From July 2014 to December 2017, he was General Manager of Wuxi Lihu Foundry Co., Ltd. Mr. Xu holds a Master’s degree in Business Administration from Southeast University, and a Bachelor’s degree in Urban Gas Engineering from Tianjin Chengjian University.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Jianwei Xu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: July 16, 2025	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

3